[Letterhead of Mack-Cali Realty Corporation]

January 28, 2008

Robert Telewicz

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                     Mack-Cali Realty Corporation

                                        Form 10-K for Fiscal Year Ended December 31, 2006

                                        Filed February 21, 2007

                                        Form 10-Q for Quarterly Period Ended September 30, 2007

                                        Filed November 1, 2007

                                        File No. 001-13274

Dear Mr. Telewicz:

On behalf of Mack-Cali Realty Corporation (the “Company”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 (the “Form 10-Q,” and together with the Form 10-K, the “Reports”), File No. 001-13274, I respectfully submit this letter in response to the comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 24, 2008 (the “Comment Letter”). For convenience of reference, your comment is recited in bold face type and is followed by the Company’s response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Reports.

Form 10-K for the year ended December 31, 2006

Item 2.  Properties, page 19

1.              We have considered your response to our prior comment 1.  Based on the definition of “effective rent” provided in your response, we are unclear why this measure does not represent a Non-GAAP measure as defined in Item 10(e) of Regulation S-K.  Revise your disclosure to comply with all the reconciliation and disclosure requirements of Item 10(e) of Regulation S-K or explain to us why no revisions are necessary.

Response:	The Company has considered the Staff’s comment with regard to the Company’s disclosure of “effective rent.” In future filings, the Company will either refrain from including disclosure of “effective rent” or, if the Company includes a presentation of “effective rent,” the Company will revise its disclosure to comply with all of the reconciliation and disclosure requirements of Item 10(e) of Regulation S-K.

On behalf of the Company, I hereby confirm that the Company acknowledges that:

•                                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000 or Blake Hornick at Seyfarth Shaw LLP at 212-218-3338.

Very truly yours,

/s/ Barry Lefkowitz
Barry Lefkowitz
Executive Vice President and
Chief Financial Officer
Mack-Cali Realty Corporation

cc:                                 Blake Hornick, Esq.

                                                Seyfarth Shaw LLP

                                                Fax: 917-344-1203